Exhibit 99.2

PRESS RELEASE

WiLAN Board Approves Plan for Normal Course Issuer Bid

OTTAWA, Canada – December 9, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that its Board of Directors has approved the adoption of a normal course issuer bid (“NCIB”) to purchase for cancellation up to 6,183,347 common shares (“Shares”), being 5% of its issued and outstanding Shares as of November 30, 2011, through the facilities of the Toronto Stock Exchange (“TSX").

The share buyback program is subject to obtaining requisite regulatory approvals including filing notice with the TSX.  The NCIB is expected to commence on December 14, 2011 after WiLAN receives regulatory approval and will expire on March 3, 2012.

As of November 30, 2011, the total number of issued and outstanding Shares was 123,666,942.  The average daily trading volume for the six months ending on November 30, 2011 was 1,052,309 Shares.  Daily purchases will be limited to 263,077 Shares, other than block purchase exceptions.

WiLAN and its Board of Directors believe that this NCIB is in the best interests of its shareholders.

The actual number of Shares purchased, the timing of purchases and the price at which the Shares are bought will depend on future market conditions and on potential alternative uses for WiLAN’s cash resources.  Any purchases will be subject to trading restrictions and will be made by WiLAN at the prevailing market price of the Shares at the time of purchase.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 3000 issued or pending patents.  For more information: www.wilan.com.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “is expected”, “intends to purchase”, “believe”, “will depend” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, (1) the risks described in WiLAN’s August 3, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 6 months ended June 30, 2011 (the “MD&A”) starting at page 29 of the MD&A and (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF. Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

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